Legal & General


Our ref
Your ref
Telephone
Date 25 August 2004


04036731


**Legal & General Group**
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com


The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

SEC MAIL PROCESSING
RECEIVED
SEP 02 2004
WASH. D.C. 155 SECTION

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- 2004 Interim Results - 29 July 2004
- Interim Report and Accounts 2004

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

P N Horsman
Head of Investor Relations

dlw 9/9

29 July 2004



**Legal & General Group Plc**
**Interim results for the six months to 30 June 2004**

- **Second quarter UK new business up 27% on 2003**
- **Record half year for fund management new business at £8.7bn**
- **Group funds under management exceed £148bn**
- **Financially strong - significantly increased with-profits realistic surplus**
- **Dividend increased by 2.5% to 1.61p per share**

Group Chief Executive, David Prosser, said: "These are encouraging results. New business has grown strongly across almost all areas of the Group. Although the annuity reserving changes have held back pre-tax profits, underlying profit performance has been good.

Legal & General is one of the strongest companies in the sector and is well positioned to benefit from the opportunities the market offers. We have had a good first six months; we believe that once again we have taken market share profitably and we expect to continue to do so."

**Summary of results**

| | **Achieved Profits basis** | | **Modified Statutory Solvency basis** | |
|---|---|---|---|---|
| | **1H 04** | **1H 03** | **1H 04** | **1H 03** |
| Operating profit | £292m[1] | £365m | £284m | £258m |
| Shareholders' funds | £5,723m | £5,260m | £3,198m | £3,259m |
| Earnings per share (diluted)[2] | 3.20p | 3.92p | 3.08p | 2.75p |
| Worldwide new business APE[3] | £511m | £453m | £511m | £453m |
| Contribution from new business[4] | £151m | £150m | N/A | N/A |
| Interim dividend per share | 1.61p | 1.57p | 1.61p | 1.57p |

[1]After a charge of £240m from the previously announced adoption of more conservative mortality experience assumptions for annuity business.
[2]Based on operating profit after tax and assuming full dilution from the convertible bond issued in 2001.
[3]Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.
[4]Contribution before tax from new worldwide life and pensions business.

The Achieved Profits results are based on the methodology issued by the Association of British Insurers in December 2001. Full details of the results can be found in Parts 2 (Achieved Profits), 3 (MSS) and 4 (Legal & General Investment Management).

**UK overview and outlook**

Returning consumer confidence and continued success in building distribution are, we believe, the prime reasons behind the second quarter growth in our UK business. New business APE was 27% above the corresponding period last year and 35% ahead of the first quarter this year.

Strongest growth in retail business has come from the IFA sector where the increased effort referred to last year has delivered excellent results, particularly from investment products. This brought new business from this channel to £234m APE (1H03: £188m), an increase of nearly 25%. In our Business Partnerships division, which recorded new business of £118m APE (1H03: £123m), mortgage-related protection business remained the strongest area of sales.

There has been some change in product mix over the last year. Overall, bond sales increased as demand for unit linked products has grown significantly but with-profit bond sales fell. Bulk purchase annuity sales, which are lumpy, were down by more than a third from last year.

Continued pricing discipline resulted in a return on capital of 19% on new UK life and pensions business. Primarily as a result of changes in the mix of business the value to premium ratio fell from 46% in 2003 to 40% in the first half of 2004.

We believe the market outlook is encouraging. Protection sales are expected to remain buoyant and we believe individual investors will increasingly look to bonds and equities for their long-term savings. At the same time, we expect pricing discipline to be maintained.

The Government and the FSA are consulting on a series of proposals, which if implemented, will have a significant impact on our industry's products and distribution. We believe the sector consolidation will continue and this will continue to provide Legal & General with good opportunities to achieve further profitable growth. We have the combination of products, brand, financial strength, distribution and experience to be able to take full advantage of the opportunities ahead.

**Analysis of new business (APE)**

| | 1H 04 £m | 1H 03 £m | 2Q 04 £m | 2Q 03 £m |
|---|---|---|---|---|
| UK life and pensions: | | | | |
| - individual | 277 | 231 | 146 | 116 |
| - group | 62 | 52 | 39 | 19 |
| - total | 339 | 283 | 185 | 135 |
| UK ISAs and unit trusts | 115 | 122 | 76 | 70 |
| Total UK | 454 | 405 | 261 | 205 |
| International | 57 | 48 | 35 | 25 |
| Worldwide (including unit trusts) | 511 | 453 | 296 | 230 |
| | | | | |
| New institutional fund management | 8,743 | 5,980 | 3,312 | 3,152 |

**UK new business**

Strong growth in demand for both retail and group business in the second quarter resulted in a 27% growth in new business over the corresponding period last year and 35% growth on the first quarter of 2004. During the half-year, new business volumes grew by 12% to £454m APE (1H03: £405m). Within this figure, new life and pensions business grew by 20% to £339m APE (1H03: £283m).

*Individual life*
Annual premium sales continued to benefit from the strong position we have built up in the life protection market, growing by 10% to £78m (1H03: £71m).

Single premium bond sales were 59% higher at £820m (1H03: £515m). Unit linked bond sales more than trebled offsetting lower with-profits sales.

*Individual pensions*
Individual pension business made further progress, with annual premiums increasing by 7% to £61m (1H03: £57m) and single premium new business up 9% to £562m (1H 03: £516m), benefiting from growth in pensions transfers and individual annuity sales.

*ISAs and Unit trusts*
Investment sales in the second quarter, which benefited from increased demand from both retail and institutional investors, grew from £39m APE in the first quarter to £76m. Despite the second quarter increase, sales in the first half of the year as a whole declined by 6% to £115m APE (1H03: £122m). Although regular payment business fell to £14m (1H03: £19m), single payment sales held up at £1,010m (1H03: £1,025m).

*Group business*
Group new business increased by 19% to £62m APE (1H03: £52m). We have benefited from strong growth in group risk premiums as the market concentrates on a smaller number of providers. Bulk purchase annuity single premiums were higher in the second quarter than the first but over the first half were still below the corresponding period last year at £230m (1H03: £367m).

**Analysis of profit - Achieved Profits Basis**

| | 1H 04 £m | 1H 03 £m |
|---|---|---|
| Profit on continuing operations: | | |
| UK life and pensions | 165[1] | 260 |
| International life and pensions | 40 | 46 |
| Institutional fund management | 50 | 37 |
| General insurance | 20 | 19 |
| Other operational income | 17 | 3 |
| **Operating profit** | **292[1]** | **365** |
| Variation from longer term investment return | 88 | 86 |
| Change in equalisation provision | (4) | (4) |
| Effect of economic assumption changes | (11) | (8) |
| Effect of UK Budget tax changes | - | (27) |
| **Profit on ordinary activities before tax** | **365[1]** | **412** |
| Diluted earnings per share (Based on operating profit after tax) | 3.20p | 3.92p |

[1]After a charge of £240m from the previously announced adoption of more conservative mortality experience assumptions for annuity business.

*UK life and pensions profit*
Operating profit was £165m (1H03: £260m). The contribution from in-force business fell by £240m pre tax as a result of the more conservative annuitant mortality assumptions announced on 2 July. This was partly offset by other operating assumption changes of £28m and by favourable experience variances of £40m.

Strong growth in life and pensions volumes enabled the new business contribution before tax to grow to £134m (1H03: £131m) despite the adoption of the more conservative annuitant mortality assumptions previously announced. Although pricing discipline was maintained, the combination of business mix and these revised assumptions caused the contribution, expressed as a percentage of APE, to fall to 40% (1H03: 46%).

*International life and pensions*

Operating profit from international life and pensions business was £40m (1H03: £46m), including a new business contribution of £17m (1H03: £19m). The contribution from in-force business was £18m (1H03: £20m).

In the USA, new business was broadly stable in sterling terms at £27m APE (1H03: £28m) but increased 7% in local currency terms. Operating profit was £18m (1H03: £28m) as the level of claims exceeded the assumed level. The new business contribution, as a percentage of APE, was 25% (1H03: 41%) as the Triple X reserves were carried directly, pending the completion of a financing arrangement to supplement the existing reinsurance arrangements.

New business volumes in Europe were resilient and, including retail investment business, grew to £30m APE, (1H03: £20m). The result in the Netherlands was driven mainly by growth in single premiums and in France good progress was made in life and pensions sales. The operating profit was £15m in the Netherlands (1H03: £14m) and £7m in France (1H03: £4m). The combined contribution from new business was £10m (1H03: £7m).

*Legal & General Investment Management*

Legal & General Investment Management maintained its impressive track record, winning a further £8.7bn of new funds in the first half of 2004 (1H03: £6.0bn), with particularly strong performance in the first quarter. We continued to win an increasing number of bond mandates for both active and indexed management.

The profit from our fund management business grew by 35% to £50m (1H03: £37m), with improved results for both new and in-force business for managed pension funds and an increased contribution of £6m (1H03: £5m) from venture capital and other external clients. The contribution from new business from managed pension funds was £17m (1H03: £12m) reflecting the significant increase in new business volumes.

Group funds under management grew to a record £148bn at 30 June 2004 (30 June 2003: £124bn). Funds under management by Legal & General Investment Management were £146bn (30 June 2003: £123bn).

Further information on the performance of Legal & General Investment Management can be found in Part 4 of this announcement.

*General insurance*

Net written premiums grew 17% to £215m (1H03: £184m) as the existing joint venture with the Woolwich was extended further to customers of Barclays Bank. Legal & General is now one of the top five household insurers in the UK.

The household account, which represents nearly 80% of net premiums written, produced an increased operating profit of £13m (1H03: £10m). The total operating profit at £20m (1H03: £19m) reflected a lower profit from other business as the contribution from the mature mortgage indemnity book continues to decline.

*Other operational income*

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The significantly increased

contribution of £17m (1H03: £3m) reflects an improved investment return and a reduced loss of £1m (1H03: £11m loss) from our retail investment business.

*Profit on ordinary activities*
The Group's operating profit on continuing operations before tax was £292m (1H03: £365m). The profit from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2003, was £365m (1H03: £412m). The investment return on the equity and property portfolio of the UK long term fund was 0.9% above the assumption for the period (1H03: 2.8% above assumption).

*Balance sheet*
At 30 June 2004, the embedded value of the Group's long term businesses was £5,329m (31 December 2003: £5,215m). At 30 June 2004, shareholders' funds on the Achieved Profits basis amounted to £5,723m (31 December 2003: £5,584m), equivalent to 88p per share (31 December 2003: 86p per share). This increase of 2.5% was achieved after providing for both the 2004 interim dividend of £104m and the revised mortality assumptions.

**Analysis of profit - Modified Statutory Solvency (MSS) basis**

| | 1H 04 £m | 1H 03 £m |
|---|---|---|
| Profit on continuing operations: | | |
| Life and pensions operating profit | 215 | 211 |
| Institutional fund management | 32 | 25 |
| General insurance | 20 | 19 |
| Other operational income | 17 | 3 |
| **Operating profit** | **284** | **258** |
| Variation from longer term investment return | (26) | 20 |
| Change in equalisation provision | (4) | (4) |
| Change in shareholder retained capital (SRC) | (170) | (30) |
| **Profit before tax** | **84[1]** | **244** |
| Diluted earnings per share (Based on operating profit after tax) | 3.08p | 2.75p |

[1] After a charge from the previously announced adoption of more conservative mortality reserving assumptions for annuity business, which was partly offset by other releases.

Operating profit was £284m (1H03: £258m), reflecting improved results from all business areas.

The UK life and pensions operating profit before tax was £178m (1H03: £174m), as the impact of lower levels of with-profit bonuses was more than offset by an increased transfer from the growing book of non profit business. The accrued transfer from non profit business has been calculated as a smoothed investment return on the shareholder net worth and the embedded value of non profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses was unchanged at £37m with a reduced contribution from the USA offset by increased profits from Europe.

Legal & General Investment Management saw strong growth in statutory profits. These increased by 28% to £32m (1H03: £25m) reflecting a combination of higher volumes, higher market levels and tightly controlled costs.

Adopting the more conservative reserving basis for UK annuity business announced on 2 July led to a reduction in SRC of £290m net of tax. However, this reduction was partially offset by releases from other reserves, together with the impact of improved asset/liability matching and other actions.

In aggregate, the movement in SRC was a pre tax reduction of £170m (1H03: a reduction of £30m). This reflected the impact of reduced investment returns, the net capital invested in non profit business of £91m (including the effect of the reserving changes outlined above) and the transfer to shareholders from non profit business.

**Capital strength**

Legal & General continues to be one of the strongest companies in its sector. Reserves are reviewed regularly to ensure an appropriate level of prudence is used in each product area. Our capital position underpins our ability to continue to grow new business volumes profitably.

At 30 June 2004, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £1.0bn.

The Risk Capital Margin (RCM) required has reduced from £960m at 31 December 2003 to an estimated £400m at 30 June 2004 mainly as a consequence of a change in investment policy for those assets in the with-profits fund which are held over and above asset shares. The investment policy for asset shares remains unchanged. The RCM has been calculated on the basis of ABI guidance used at the year end except that, more prudently, a full 20% equity stress test has been used.

The RCM was covered 2.5 times by the realistic with-profits estate and at least 10 times by the total surplus assets in Legal & General Assurance Society.

As at 30 June 2004, the Form 9 ratio for Legal & General Assurance Society was 14.0% (31 December 2003: 13.0%). This includes an implicit item of £1.0bn but makes no use of the realistic waivers granted by the FSA last year. Excluding the implicit item, the ratio was 11.5%. The ratio at 30 June reflects the more conservative mortality basis adopted for annuity business, the impact of which was more than offset by a reduction in the required resilience reserves.

**Payment of dividend**

The interim dividend of 1.61p per share will be paid on 1 October 2004 to shareholders registered at the close of business on 10 September. The shares go ex-dividend on 8 September. A Dividend Re-investment Plan is available to shareholders.

**Enquiries to:**

*Investors:*

| | |
|---|---|
| Andrew Palmer, Group Director (Finance) | 020 7528 6286 |
| Peter Horsman, Head of Investor Relations | 020 7528 6362 |

*Media:*

| | |
|---|---|
| John Morgan, Head of Public Relations | 020 7528 6213 |
| Anthony Carlisle, Citigate Dewe Rogerson | 07973 611888 |

Notes:

- These financial statements have been reviewed by PricewaterhouseCoopers LLP and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

- Issued share capital at 30 June 2004 was 6,505,016,878 shares of 2.5p each.

- A copy of this announcement can be found in the News and Results section of our Shareholder site at http://investor.legalandgeneral.com/releases.cfm.

- The results presentation to analysts and fund managers will also be available later today at http://investor.legalandgeneral.com/presentations.cfm

**Financial Calendar:**

| | |
|---|---|
| Ex dividend date for interim dividend | 8 September 2004 |
| Record date for interim dividend | 10 September 2004 |
| Payment date for interim dividend | 1 October 2004 |
| Third quarter 2004 new business results | 20 October 2004 |

# delivering more...

Interim Report 2004

Legal & General

# Financial Highlights


Worldwide New Business APE* (£m)
Six months to 30 June
04 511
03 453
02 498
01 373
00 315
New Institutional Funds (£bn)
Six months to 30 June
04 8.7
03 6.0
02 7.2
01 6.0
00 5.9
Dividend per share (pence)
Six months to 30 June
04 1.61
03 1.57
02 1.53
01 1.49
00 1.36
Half year
Full year



* Annual Premium Equivalent
** Achieved Profits Basis
*** Modified Statutory Solvency Basis



**David Prosser**
Group Chief Executive



**Rob Margetts**
Chairman

# Operating Review

## UK Overview and Outlook

**Returning consumer confidence and continued success in building distribution are, we believe, the prime reasons behind the second quarter growth in our UK business. New business Annual Premium Equivalent (APE) was 27% above the corresponding period last year and 35% ahead of the first quarter this year.**

Strongest growth in retail business has come from the IFA sector where our efforts have delivered excellent results, particularly in sales of investment products. New business from this channel reached £234m APE (1H03: £188m), an increase of nearly 25%. In our Business Partnerships division, which recorded new business of £118m APE (1H03: £123m), mortgage-related protection business remained the strongest area of sales.

There has been some change in the mix of the business sold this half year versus a year previously. Overall, bond sales increased as demand for unit linked products grew significantly. However, with-profit bond sales fell. Bulk purchase annuity sales, where particularly large schemes can occasionally distort sales comparisons, were down by more than a third from last year.

> New business has grown strongly across almost all areas of the Group.

Continued pricing discipline resulted in a return on capital of 19% on new UK life and pensions business. Primarily as a result of changes in the mix of business the value to premium ratio fell from 46% in 2003 to 40% in the first half of 2004.

Underlying profitability was strong on both our reporting bases. However, our pre-tax profits have been affected by our decision to increase the reserves in place to pay future annuity liabilities.

Legal & General is a leading provider of annuities in the UK. The evidence from our more mature books of business is that mortality improvements have been in line with our recent Achieved Profits (AP) experience assumptions. However, research does now suggest that the level of mortality improvement currently being experienced year on year may persist for longer than previously anticipated. Accordingly, Legal & General has decided to adjust its mortality improvement bases.

On the AP basis, the charge for adopting this more conservative reserving assumption was £240m and it was the primary reason for the reduction in Operating Profit before tax from £365m to £292m. The fact that the profit decline was only £73m despite the £240m charge was due to the strong underlying profitability of our core life and pensions and investment management businesses.

On the Modified Statutory Solvency basis, the charge for adopting the new annuity reserving approach was £414m pre-tax, seen as a reduction in the shareholder retained capital (SRC) in the UK long term fund. However, this was largely offset by releases from other reserves with the result that profit before tax fell by only £160m. Operating profit before tax, which is calculated before the reserving adjustment, grew from £258m to £284m.

Looking forward, we believe the market outlook is encouraging. Protection sales are expected to remain strong and we believe individual investors are looking again to bonds and equities for their long term savings. At the same time, we expect pricing discipline to be maintained.

The Government and the FSA are consulting on a series of proposals which, if implemented, will have a significant impact on our industry's products and distribution. We believe that the sector will continue to concentrate and that this will provide Legal & General with further opportunities to achieve yet more profitable growth. We have the combination of products, brand, financial strength, distribution and experience to be able to take full advantage of the opportunities ahead.

## The Legal & General Partnership

*A new partnership for mortgage advisers.*

The Financial Services Authority (FSA) will begin regulating the sale of mortgages on 31 October 2004.

For consumers, this important move will represent a further increase in the protection available to them from regulation. For mortgage intermediaries, the move will involve an entirely new environment in which they must operate.

Legal & General is the leading provider of mortgage-related life assurance plans in the UK. Our products represent good value for customers whilst our efficient e-based support is attractive to intermediaries. As a result, we have longstanding relationships with many partner intermediaries.

Responding to the new regulatory environment, Legal & General has now developed a market-leading proposition, 'The Legal & General Partnership', which will enable intermediaries to offer their customers the best level of advice and service once the new regulations take effect. For mortgage advisers who do not wish to be directly authorised by the FSA, Legal & General's new company will provide the necessary regulatory processes for compliance with the new regime as well as a range of technological and business support services to give them a competitive advantage in the new market.

For advisers, this represents a sound business proposition. For Legal & General, it represents an opportunity to develop further our important mortgage market distribution and to win yet more sales of our good value life protection and general insurance products.

## UK New Business

Strong growth in demand for both retail and group business in the second quarter resulted in a 27% growth in new business over the corresponding period last year and a 35% growth on the first quarter of 2004. During the half year, new business volumes grew by 12% to £454m APE (1H03: £405m). Within this figure, new life and pensions business grew by 20% to £339m APE (1H03: £283m).

### Individual life

Annual premium sales continued to benefit from the strong position we have built up in the life protection market, growing by 10% to £78m (1H03: £71m).

Single premium bond sales were 59% higher at £820m (1H03: £515m). Unit linked bond sales more than trebled, offsetting lower with-profits sales.

### Individual pensions

Individual pensions business made further progress, with annual premiums increasing by 7% to £61m (1H03: £57m) and single premium new business up 9% to £562m (1H03: £516m), benefiting from growth in pensions transfers and individual annuity sales.

### ISAs and unit trusts

Investment sales in the second quarter, which experienced increased demand from both retail and institutional investors, grew from £39m APE in the first quarter to £76m. Despite the second quarter increase, sales in the first half of the year as a whole declined by 6% to £115m APE (1H03: £122m). Although regular payment business fell to £14m (1H03: £19m), single payment sales held up at £1,010m (1H03: £1,025m).

### Group business

Group new business increased by 19% to £62m APE (1H03: £52m). We have benefited from strong growth in group risk premiums, as the market concentrates on a smaller number of providers. Bulk purchase annuity single premiums were higher in the second quarter than the first but the first half as a whole was still below the corresponding period last year at £230m (1H03: £367m).

## Analysis of Profit – Achieved Profits (AP) basis

### UK life and pensions profit

Operating profit was £165m (1H03: £260m). The contribution from in-force business fell by £240m before tax as a result of the more conservative annuitant mortality assumptions referred to in the Overview and Outlook section. The negative impact of the changed mortality assumptions was partly offset by other operating assumption changes of £28m and by favourable experience variances of £40m.

Operating Profit on continuing operations (AP Basis) (£m)


Six months to 30 June
04 292
03 365
02 362
01 367
00 338
Half year
Full year

Value added from UK Life and Pensions new business (£m)


Six months to 30 June
04 134
03 131
02 94
01 77
00 49

Strong growth in life and pensions volumes enabled the new business contribution before tax to grow to £134m (1H03: £131m) despite the adoption of the more conservative annuitant mortality assumptions previously announced. Although pricing discipline was maintained, the combination of business mix and these revised assumptions caused the contribution, expressed as a percentage of APE, to fall to 40% (1H03: 46%).

### International life and pensions

Operating profit from international life and pensions business was £40m (1H03: £46m), including a new business contribution of £17m (1H03: £19m). The contribution from in-force business was £18m (1H03: £20m).

In the USA, new business was broadly stable in sterling terms at £27m APE (1H03: £28m) but increased 7% in local currency terms. Operating profit was £18m (1H03: £28m) as the level of claims exceeded the assumed level. The new business contribution, as a percentage of APE, was 25% (1H03: 41%) as the Triple X reserves were carried directly, pending the completion of a financing arrangement to supplement the existing reinsurance arrangements.

New business volumes in Europe were resilient and, including retail investment business, grew to £30m APE (1H03: £20m). The result in the Netherlands was driven mainly by growth in single premiums and in France good progress was made in life and pensions sales. The operating profit was £15m in the Netherlands (1H03: £14m) and £7m in France (1H03: £4m). The combined contribution from new business was £10m (1H03: £7m).

### Legal & General Investment Management

Legal & General Investment Management maintained its impressive track record, winning a further £8.7bn of new funds in the first half of 2004 (1H03: £6.0bn), with particularly strong performance in the first quarter. We also continued to win an increasing number of bond mandates for both active and indexed management.

The profit from our fund management business grew by 35% to £50m (1H03: £37m), with improved results for both new and in-force business for managed pension funds and an increased contribution of £6m (1H03: £5m) from venture capital and other external clients. The contribution from new business from managed pension funds was £17m (1H03: £12m), reflecting the significant increase in new business volumes.

Group funds under management grew to a record £148bn at 30 June 2004 (30 June 2003: £124bn). Funds under management by Legal & General Investment Management were £146bn (30 June 2003: £123bn).

## Distribution Funds

**Offering products which match consumers' changing preferences is a key requirement if a company such as Legal & General is to be successful in its marketplace.**

Reflecting the difficult market of the last several years, we were not surprised to discover through market research that the appetite for risk on the part of many investors had reduced significantly and that their investment objectives had switched from products focusing on capital growth to ones concentrating on generating and delivering income.

In this new investment environment, Legal & General's range of Distribution Bonds has proved extremely popular. Since their investment objective is primarily income generation, the four funds in the Distribution Fund range have an investment emphasis towards fixed interest. Then each of the individual funds complements the core fixed income investment with investments in specialist equity and property funds. The precise allocation is tailored to match the individual fund's investment objective.

The success and popularity of this product range has been demonstrated by the rapid growth in sales achieved over the past year (see table below).

Legal & General is now, by sales, the UK's largest provider of Distribution Funds with funds under management approaching £2bn.

Sales of distribution bonds (£m)


04 Q2 226.3
04 Q1 189.3
03 Q4 151.5
03 Q3 123.1

Operating Profit on continuing operations (MSS Basis) (£m)


Six months to 30 June
04
284
03
258
02
262
01
247
00
233
Half year
Full year

## General insurance

Net written premiums grew 17% to £215m (1H03: £184m) reflecting good growth in all distribution channels, particularly Broker, Barclays Bank and Mortgage Lenders. Legal & General is now one of the top five household insurers in the UK.

The household account, which represents nearly 80% of net premiums written, produced an increased operating profit of £13m (1H03: £10m). The total General Insurance operating profit, at £20m (1H03: £19m), reflected a lower profit from other business, as the contribution from the mature mortgage indemnity book continues to decline.

## Other operational income

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund; interest expense; unallocated corporate expenses and the results of the Group's other operations. The significantly increased contribution of £17m (1H03: £3m) reflects an improved investment return and a reduced loss of £1m (1H03: £11m loss) from our retail investment business.

## Profit on ordinary activities

The Group's operating profit on continuing operations before tax was £292m (1H03: £365m). The profit from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2003, was £365m (1H03: £412m). The investment return on the equity and property portfolio of the UK long term fund was 0.9% above the assumption for the period (1H03: 2.8% above assumption).

## Balance sheet

At 30 June 2004, the embedded value of the Group's long term businesses was £5,329m (31 December 2003: £5,215m). At 30 June 2004, shareholders' funds on the Achieved Profits basis amounted to £5,723m (31 December 2003: £5,584m), equivalent to 88p per share (31 December 2003: 86p per share). This increase of 2.5% was achieved after providing for both the 2004 interim dividend of £104m and the revised mortality assumptions.

# Our People Values

**Our people values are embedded in our business through all our employees' six-monthly performance reviews.**

From our senior management to our temporary staff, everyone's behaviour is discussed and assessed against these values. They reflect our brand and are an essential part of our culture.


CAN DO
RESULTS DRIVEN
TEAMWORK
CUSTOMER FOCUS
OPEN
INTEGRITY
Our approach to work
is reflected in our people values
Legal & General

**Our people values are:**

**Can do** – we find ways to make things happen

**Results driven** – what really counts is what we deliver

**Teamwork** – we recognise the value of working together to meet our goals

**Customer focus** – we understand the needs and views of others

**Open** – we share knowledge, information and ideas freely

**Integrity** – we are always honest and do the right thing

Our recent employee survey strongly reaffirmed that Legal & General lives these values throughout our business.

## Analysis of Profit – Modified Statutory Solvency (MSS) basis

Operating profit was £284m (1H03: £258m), reflecting improved results from all business areas.

The UK life and pensions operating profit before tax was £178m (1H03: £174m), as the impact of lower levels of with-profit bonuses was more than offset by an increased transfer from the growing book of non profit business. The accrued transfer from non profit business has been calculated as a smoothed investment return on the shareholder net worth and on the embedded value of non profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses was unchanged at £37m,

with a reduced contribution from the USA offset by increased profits from Europe.

Legal & General Investment Management saw strong growth in statutory profits. These increased by 28% to £32m (1H03: £25m), reflecting a combination of higher volumes, higher market levels and tightly controlled costs.

Adopting the more conservative reserving basis for UK annuity business led to a reduction in SRC of £290m net of tax. However, this reduction was partially offset by releases from other reserves, together with the impact of improved asset/liability matching and other actions.

In aggregate, the movement in SRC was a pre-tax reduction of £170m (1H03: a reduction of £30m). This reflected the impact of reduced investment returns; the net capital invested in non profit business of £91m (including the effect of the reserving changes outlined above) and the transfer to shareholders from non profit business.

### Capital strength

Legal & General continues to be one of the strongest companies in its sector. Reserves are reviewed regularly to ensure an appropriate level of prudence is used in each product area. Our capital position underpins our ability to continue to grow new business volumes profitably.

At 30 June 2004, the value of the assets supporting the UK with-profits business was estimated to have exceeded realistic liabilities by £1.0bn.

The Risk Capital Margin (RCM) required has reduced from £960m at 31 December 2003 to an estimated £400m at 30 June 2004, mainly as a consequence of a change in investment policy for those assets in the with-profits fund which are held over and above asset shares. The investment policy for asset shares remains unchanged. The RCM has been calculated on the basis of ABI guidance used at the year end except that, more prudently, a full 20% equity stress test has been used.

The RCM was covered 2.5 times by the realistic with-profits estate and at least 10 times by the total surplus assets in Legal & General Assurance Society.

As at 30 June 2004, the Form 9 ratio for Legal & General Assurance Society was 14.0% (31 December 2003: 13.0%). This includes an implicit item of £1.0bn but makes no use of the realistic waivers granted by the FSA last year. Excluding the implicit item, the ratio was 11.5%. The ratio at 30 June reflects the more conservative mortality basis adopted for annuity business, the impact of which was more than offset by a reduction in the required resilience reserves.



**Life Insurer of the Year for five years running**
Legal & General was named Life Insurer of the Year for the sixth time in seven years at the British Insurance Awards 2004

## Financial Literacy

**Legal & General is committed to helping to improve financial awareness and financial literacy within the UK's population.**

We firmly believe that people should feel fully equipped to understand both their financial needs and the solutions available to them.

Financial awareness is particularly important to people approaching retirement. Legal & General was therefore very pleased to be asked by Age Concern to work with them in sponsoring a new book they wished to publish to help people in just this position. The book, entitled "The Complete Money Plan" was written by Paul Lewis, from BBC Radio's Money Box programme. It provides its readers with clear, easily understood information and guidance on saving and investing for retirement, on how best to manage money and debts, and how to cope with life changes such as disability or moving abroad. Over 40,000 copies of a free booklet summarising the book have been sent to Age Concern branches around the country and already, in the first month since publication, sales of the book, which retails at £6.99, are going well.

Legal & General's commitment to improving financial awareness is part of its annual £2 million Community Involvement spend.


the
money
plan

## Payment of dividend

The interim dividend of 1.61p per share will be paid on 1 October 2004 to shareholders registered at the close of business on 10 September. The shares go ex-dividend on 8 September. A Dividend Re-investment Plan is available to shareholders.

# Consolidated Profit and Loss Account

Six months ended 30 June 2004

| | Notes | 30.6.04 £m | 30.6.03 restated £m | Full year 2003 restated £m |
|---|---|---|---|---|
| **Profit on continuing operations** | | | | |
| Life and pensions | 4 | **205** | 306 | 620 |
| Institutional fund management | | **50** | 37 | 82 |
| General insurance | 5 | **20** | 19 | 41 |
| Other operational income | 6 | **17** | 3 | 18 |
| *Operating profit* | | **292** | 365 | 761 |
| Variation from longer term investment return | 8 | **88** | 86 | 422 |
| Change in equalisation provision | | **(4)** | (4) | (7) |
| Effect of economic assumption changes | 9 | **(11)** | (8) | (32) |
| Effect of UK Budget tax change | 10 | **–** | (27) | (27) |
| Profit on ordinary activities before tax | | **365** | 412 | 1,117 |
| Tax charge on operating profit | | **(80)** | (105) | (209) |
| Tax charge on other profits | | **(30)** | 0 | (49) |
| *Tax charge on profit on ordinary activities* | | **(110)** | (105) | (258) |
| Profit for the financial period | | **255** | 307 | 859 |
| Dividends | | **(104)** | (102) | (318) |
| Retained profit | | **151** | 205 | 541 |
| | | | | |
| **Earnings per share** | | **p** | p | p |
| Based on operating profit after tax | | **3.26** | 8.49 | 4.01 |
| Based on profit for the financial period | | **3.93** | 13.24 | 4.73 |
| **Diluted earnings per share** | | | | |
| Based on operating profit after tax | | **3.20** | 8.28 | 3.92 |
| Based on profit for the financial period | | **3.84** | 12.83 | 4.61 |
| **Dividend per share** | | **1.61** | 1.57 | 4.90 |

The dividend will be paid on 1 October 2004 to shareholders on the register on 10 September 2004

These financial statements were approved by the Board on 28 July 2004.

The results for the six months to 30 June 2004 and 30 June 2003 are unaudited, but have been subject to a review by the auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2003 except that the Urgent Issues Task Force abstract 38, 'Accounting for ESOP trusts' has been adopted and the shareholders' investment return of Institutional fund management has been reanalysed to provide a longer term rate of return within operating profit. 2003 comparatives have been restated accordingly.

The results for the year ended 2003 have been taken from the financial statements for the year ended 2003 which have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

These figures have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included at pages 13-15.

# Consolidated Balance Sheet

Six months ended 30 June 2004





| | Notes | At 30.6.04 £m | At 30.6.03 restated £m | At 31.12.03 restated £m |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments | | **35,262** | 33,872 | 35,268 |
| Assets held to cover linked liabilities | | **93,986** | 75,733 | 84,308 |
| Long term in-force business asset | | **2,556** | 2,028 | 2,365 |
| Other assets | | **5,900** | 5,548 | 5,320 |
| | | **137,704** | 117,181 | 127,261 |
| **Liabilities** | | | | |
| Shareholders' funds | | **5,723** | 5,260 | 5,584 |
| Fund for future appropriations | | **1,434** | 633 | 1,498 |
| Technical provisions | | **126,392** | 107,015 | 117,341 |
| Borrowings | 12 | **1,512** | 1,409 | 1,475 |
| Other creditors | | **2,643** | 2,864 | 1,363 |
| | | **137,704** | 117,181 | 127,261 |

# Notes to the Financial Statements

## 1. New business

| | 30.6.04 Annual £m | 30.6.04 Single £m | 30.6.03 Annual £m | 30.6.03 Single £m | Full year 2003 Annual £m | Full year 2003 Single £m |
|---|---|---|---|---|---|---|
| **Life and pensions** | | | | | | |
| Life | **115** | **820** | 84 | 515 | 183 | 1,126 |
| Individual pensions | **61** | **562** | 57 | 516 | 114 | 1,180 |
| Group pensions | **2** | **232** | 2 | 370 | 4 | 603 |
| UK | **178** | **1,614** | 143 | 1,401 | 301 | 2,909 |
| USA | **27** | **0** | 27 | 8 | 47 | 10 |
| Netherlands | **6** | **64** | 6 | 46 | 12 | 96 |
| France | **10** | **68** | 4 | 49 | 7 | 124 |
| Total worldwide insurance business | **221** | **1,746** | 180 | 1,504 | 367 | 3,139 |
| **Retail investment business** | | | | | | |
| ISAs – UK | **13** | **389** | 15 | 393 | 27 | 572 |
| Unit trusts – UK | **1** | **621** | 4 | 632 | 6 | 1,117 |
| France | **–** | **8** | – | 10 | – | 25 |
| Total worldwide new business | **235** | **2,764** | 199 | 2,539 | 400 | 4,853 |
| Institutional fund management* | | **8,743** | | 5,980 | | 13,052 |

Annual premium equivalent (APE) is calculated for total new business, including ISAs and unit trusts, and comprises the new annual premiums together with 10% of single premiums. APE from insurance business in the first six months was £395m (1H03: £330m; FY03: £681m). APE from total new business in the same period was £511m (1H03: £453m; FY03: £885m).

* Excludes £2.2bn (1H03: £1.0bn; FY03: £4.0bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.

## 2. Sterling exchange rates used

| | 30.6.04 | 30.6.03 | 31.12.03 |
|---|---|---|---|
| United States dollar | **1.81** | 1.65 | 1.79 |
| Euro | **1.49** | 1.44 | 1.42 |

## 3. Operating profit from long term business

| | UK £m | International £m | Life and pensions total £m | Managed pension funds* £m | Total £m |
|---|---|---|---|---|---|
| Six months ended 30.6.04 | | | | | |
| Contribution from: | | | | | |
| New business | **134** | **17** | **151** | **17** | **168** |
| In-force business | | | | | |
| – expected return | **135** | **25** | **160** | **8** | **168** |
| – experience variances | **40** | **(6)** | **34** | **8** | **42** |
| – operating assumption changes | **(212)** | **(1)** | **(213)** | **8** | **(205)** |
| Shareholder net worth | **68** | **5** | **73** | **3** | **76** |
| Operating profit | **165** | **40** | **205** | **44** | **249** |
| Six months ended 30.6.03 | | | | | |
| Contribution from: | | | | | |
| New business | 131 | 19 | 150 | 12 | 162 |
| In-force business | | | | | |
| – expected return | 108 | 22 | 130 | 6 | 136 |
| – experience variances | 0 | (2) | (2) | 1 | (1) |
| – operating assumption changes | (50) | 0 | (50) | 10 | (40) |
| Shareholder net worth | 71 | 7 | 78 | 3 | 81 |
| Operating profit | 260 | 46 | 306 | 32 | 338 |
| Full year ended 31.12.03 | | | | | |
| Contribution from: | | | | | |
| New business | 271 | 34 | 305 | 31 | 336 |
| In-force business | | | | | |
| – expected return | 215 | 45 | 260 | 13 | 273 |
| – experience variances | 9 | (8) | 1 | 5 | 6 |
| – operating assumption changes | (107) | 1 | (106) | 20 | (86) |
| Development costs | (2) | – | (2) | (1) | (3) |
| Shareholder net worth | 151 | 11 | 162 | 3 | 165 |
| Operating profit | 537 | 83 | 620 | 71 | 691 |

* Included in the Institutional fund management result of £50m (1H03: £37m; FY03: £82m).

## 4. Life and pensions gross premiums and operating profit

| | **30.6.04 Premiums written £m** | **30.6.04 Operating profit £m** | 30.6.03 Premiums written £m | 30.6.03 Operating profit £m | Full year 2003 Premiums written £m | Full year 2003 Operating profit £m |
|---|---|---|---|---|---|---|
| UK | **2,334** | **165** | 2,193 | 260 | 4,541 | 537 |
| USA | **148** | **18** | 154 | 28 | 292 | 50 |
| Netherlands | **98** | **15** | 75 | 14 | 155 | 24 |
| France | **99** | **7** | 73 | 4 | 171 | 9 |
| | **2,679** | **205** | 2,495 | 306 | 5,159 | 620 |

## 5. General insurance net premiums and operating profit

| | **30.6.04 Premiums written £m** | **30.6.04 Operating profit £m** | 30.6.03 Premiums written £m | 30.6.03 Operating profit £m | Full year 2003 Premiums written £m | Full year 2003 Operating profit £m |
|---|---|---|---|---|---|---|
| Household | **171** | **13** | 146 | 10 | 308 | 17 |
| Other business | **44** | **7** | 38 | 9 | 79 | 24 |
| | **215** | **20** | 184 | 19 | 387 | 41 |

## 6. Other operational income

| | 30.6.04 £m | 30.6.03 £m | Full year 2003 £m |
|---|---|---|---|
| Shareholders' other income | | | |
| Investment return on shareholders' funds | **55** | 50 | 100 |
| Interest expense | **(29)** | (30) | (58) |
| | **26** | 20 | 42 |
| Other operations | **(1)** | (10) | (14) |
| Unallocated corporate and development expenses | **(8)** | (7) | (10) |
| | **17** | 3 | 18 |

## 7. General insurance and shareholder investment return

| | 30.6.04 £m | 30.6.03 restated £m | Full year 2003 restated £m |
|---|---|---|---|
| Investment income | **52** | 46 | 92 |
| Interest expense and charges | **(30)** | (31) | (60) |
| Realised investment gains/(losses) | **8** | (8) | (12) |
| Unrealised investment (depreciation)/appreciation | **(16)** | 45 | 101 |
| | **14** | 52 | 121 |
| reported within: | | | |
| Institutional fund management | **4** | 3 | 5 |
| General insurance | **10** | 9 | 18 |
| Other operational income | **26** | 20 | 42 |
| Variation from longer term investment return | | | |
| – Institutional fund management | **(2)** | 0 | (2) |
| – General insurance | **(6)** | 1 | 5 |
| – Other operational income | **(18)** | 19 | 53 |
| | **(26)** | 20 | 56 |

The investment return shown represents the return on the General insurance and Corporate funds.

Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return.

## 8. Variation from longer term investment return

| | 30.6.04 £m | 30.6.03 £m | Full year 2003 £m |
|---|---|---|---|
| Life and pensions | | | |
| – UK | **120** | 56 | 346 |
| – International | **(8)** | 7 | 4 |
| Total life and pensions | **112** | 63 | 350 |
| Managed pension funds | **2** | 3 | 16 |
| Total long term business | **114** | 66 | 366 |
| Institutional fund management | **(2)** | 0 | (2) |
| General insurance | **(6)** | 1 | 5 |
| Other operational income | **(18)** | 19 | 53 |
| | **88** | 86 | 422 |

For long term business the variation from longer term investment return represents the effect of the investment performance and changes to investment policy in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

## 9. Effect of economic assumption changes

| | 30.6.04 £m | 30.6.03 £m | Full year 2003 £m |
|---|---|---|---|
| Life and pensions | | | |
| – UK | **(9)** | (1) | (16) |
| – International | **(1)** | (7) | (16) |
| Managed pension funds | **(1)** | – | – |
| | **(11)** | (8) | (32) |

## 10. Effect of UK Budget tax changes

Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect was reported as a charge before tax of £27m.

## 11. Funds under management

| | At 30.6.04 £m | At 30.06.03 Restated £m | At 31.12.03 Restated £m |
|---|---|---|---|
| Pooled pension fund investments | **81,502** | 64,600 | 72,841 |
| Other balance sheet investments | **47,746** | 45,005 | 46,735 |
| | **129,248** | 109,605 | 119,576 |
| Segregated funds | **11,784** | 8,714 | 11,235 |
| ISAs, Unit trusts and PEPs | **7,418** | 6,176 | 6,975 |
| | **148,450** | 124,495 | 137,786 |

## 12. Analysis of borrowings

| | At 30.6.04 £m | At 30.6.03 £m | At 31.12.03 £m |
|---|---|---|---|
| 2.75% Convertible bond 2006 | **519** | 517 | 518 |
| Medium Term Notes 2031/2041 | **597** | 597 | 597 |
| Undated subordinated notes | **394** | – | – |
| Medium Term Notes 2004/2005 | **–** | 36 | 6 |
| Commercial paper 2004 | **–** | 258 | 352 |
| Bank loans 2004 | **2** | 1 | 2 |
| | **1,512** | 1,409 | 1,475 |

The convertible bond matures in 2006 and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

## 13. Embedded value of long term business

| | At 30.6.04 UK Life and pensions £m | At 30.6.04 International Life and pensions £m | At 30.6.03 UK Life and pensions £m | At 30.6.03 International Life and pensions £m | At 31.12.03 UK Life and pensions £m | At 31.12.03 International Life and pensions £m |
|---|---|---|---|---|---|---|
| Value of in-force business | **2,849** | **471** | 2,296 | 432 | 2,668 | 429 |
| Shareholder net worth | **1,480** | **193** | 1,667 | 236 | 1,585 | 228 |
| Embedded value | **4,329** | **664** | 3,963 | 668 | 4,253 | 657 |

| | Managed pension funds £m | Total £m | Managed pension funds £m | Total £m | Managed pension funds £m | Total £m |
|---|---|---|---|---|---|---|
| Value of in-force business | **175** | **3,495** | 142 | 2,870 | 162 | 3,259 |
| Shareholder net worth | **161** | **1,834** | 145 | 2,048 | 143 | 1,956 |
| Embedded value | **336** | **5,329** | 287 | 4,918 | 305 | 5,215 |

## 14. Reconciliation of shareholder net worth of long term business operations

| | **At 30.6.04 £m** | At 30.6.03 £m | At 31.12.03 £m |
|---|---|---|---|
| UK SRC* | **2,099** | 2,243 | 2,212 |
| USA | **458** | 460 | 443 |
| Netherlands | **40** | 31 | 36 |
| France | **46** | 38 | 45 |
| Managed pension funds | **161** | 145 | 143 |
| Shareholder net worth on the MSS basis | **2,804** | 2,917 | 2,879 |
| Purchased interests in long term business | **(31)** | (27) | (29) |
| Sub-fund | **228** | 202 | 223 |
| Deferred acquisition costs | **(743)** | (723) | (709) |
| Deferred tax on contribution** | **(357)** | (228) | (366) |
| Other adjustments | **(67)** | (93) | (42) |
| Shareholder net worth on the AP basis | **1,834** | 2,048 | 1,956 |

* Including £602m of intra-group subordinated debt capital attributed to the SRC.

** Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually distributed.

## 15. Assumptions

Key economic assumptions are set out below and should be read in conjunction with the supplementary financial statements in the 2003 Report and Accounts. The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the gilt return assumption.

| | **At 30.6.04 % pa** | At 30.6.03 % pa | At 31.12.03 % pa | At 31.12.02 % pa |
|---|---|---|---|---|
| **UK** | | | | |
| Investment return | | | | |
| – Gilts: | | | | |
| Fixed interest | **5.0** | 4.3 | 4.7 | 4.5 |
| RPI linked | **5.0** | 4.2 | 4.6 | 4.4 |
| – Non-gilts: | | | | |
| Fixed interest | **5.4-5.8** | 4.8-5.5 | 5.1-5.5 | 4.9-5.8 |
| RPI linked | **5.2-5.6** | 4.8-5.2 | 5.1-5.4 | 4.8-5.3 |
| – Equities and property | **7.6** | 6.9 | 7.3 | 7.1 |
| Risk discount rate (after tax) | **7.5** | 6.8 | 7.2 | 7.0 |
| Inflation | | | | |
| – Expenses/earnings | **4.0** | 3.5 | 3.8 | 3.3 |
| – Indexation | **3.0** | 2.5 | 2.8 | 2.3 |
| **USA** | | | | |
| Reinvestment rate | **5.3** | 4.3 | 4.8 | 4.8 |
| Risk discount rate (after tax) | **7.2** | 6.1 | 6.8 | 6.4 |
| **Europe** | | | | |
| Government bond rate | **4.5** | 4.0 | 4.5 | 4.5 |
| Risk discount rate (after tax) | **8.0** | 7.5 | 8.0 | 8.0 |

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2003 except for changes to the annuitant longevity assumptions which were announced on 2 July 2004. The value of new business has been calculated using actual acquisition costs.

## 16. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

| | As published £m | 1% lower risk discount rate £m | 1% higher risk discount rate £m | 1% higher equities/ property yields £m |
|---|---|---|---|---|
| Effect on embedded value at 30 June 2004 | 4,329 | +280 | -250 | +200 |
| Effect on new business contribution for the period | 134 | +20 | -18 | +10 |

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

## 17. Accounting for ESOP trusts

UITF abstract 38 'Accounting for ESOP trusts' requires that own shares held within the Employee Share Ownership Trust (ESOT) should be accounted for as a deduction from shareholders' funds rather than be disclosed as an investment as was previously required. The 2003 comparatives have been restated accordingly.

## 18. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

On 27 November 2003, Legal & General Assurance Society Limited ("the Society") referred to the Financial Services and Markets Tribunal ("Tribunal") a Decision Notice issued by the FSA in relation to the sale of a small proportion of its mortgage related endowment policies issued between 1997 and 1999 ("Notice"). The matters contained in the Notice will be determined by the Tribunal later this year.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

# Consolidated Profit and Loss Account
Six months ended 30 June 2004

| | Notes | 30.6.04 £m | 30.6.03 restated £m | Full year 2003 restated £m |
|---|---|---|---|---|
| **Profit on continuing operations** | | | | |
| Life and pensions | 1 | **215** | 211 | 443 |
| Institutional fund management | | **32** | 25 | 55 |
| General insurance | | **20** | 19 | 41 |
| Other operational income | | **17** | 3 | 18 |
| Operating profit | | **284** | 258 | 557 |
| Variation from longer term investment return | | **(26)** | 20 | 56 |
| Change in equalisation provision | | **(4)** | (4) | (7) |
| Shareholder retained capital (SRC) movement | 3 | **(170)** | (30) | (137) |
| Profit on ordinary activities before tax | | **84** | 244 | 469 |
| Tax charge on operating profit | | **(80)** | (77) | (160) |
| Tax credit on other losses | | **54** | 22 | 95 |
| Tax charge on profit on ordinary activities | | **(26)** | (55) | (65) |
| Profit for the financial period | | **58** | 189 | 404 |
| Dividends | | **(104)** | (102) | (318) |
| Retained (loss)/profit | | **(46)** | 87 | 86 |

| | | | |
|---|---|---|---|
| **Earnings per share** | **p** | p | p |
| Based on operating profit after tax | **3.14** | 2.79 | 6.10 |
| Based on profit for the financial period | **0.89** | 2.91 | 6.22 |
| **Diluted earnings per share** | | | |
| Based on operating profit after tax | **3.08** | 2.75 | 6.00 |
| Based on profit for the financial period | **0.89** | 2.87 | 6.12 |

# Consolidated Balance Sheet
Six months ended 30 June 2004

| | At 30.6.04 £m | At 30.6.03 Restated £m | At 30.12.03 Restated £m |
|---|---|---|---|
| **Assets** | | | |
| Investments | **35,262** | 33,872 | 35,268 |
| Assets held to cover linked liabilities | **93,986** | 75,733 | 84,308 |
| Other assets | **5,931** | 5,575 | 5,349 |
| | **135,179** | 115,180 | 124,925 |
| **Liabilities** | | | |
| Shareholders' funds | **3,198** | 3,259 | 3,248 |
| Fund for future appropriations | **1,434** | 633 | 1,498 |
| Technical provisions | **126,392** | 107,015 | 117,341 |
| Borrowings | **1,512** | 1,409 | 1,475 |
| Other creditors | **2,643** | 2,864 | 1,363 |
| | **135,179** | 115,180 | 124,925 |

# Consolidated Cash Flow Statement (excluding long term business)

| | 30.6.04 £m | 30.6.03 restated £m | 31.12.03 restated £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | **348** | 493 | 407 |
| Interest paid | **(29)** | (30) | (58) |
| Tax (paid)/received | **(6)** | 6 | (2) |
| Capital expenditure – net payments | **–** | 1 | – |
| Dividends paid | **(216)** | (211) | (313) |
| Financing | **40** | (164) | (74) |
| | **137** | 95 | (40) |
| **Cash flows (not including long term business) were invested/(divested) as follows:** | | | |
| Increase in cash holdings | **8** | 8 | 2 |
| Net purchase/(sale) of investments | **129** | 87 | (42) |
| Net investment/(divestment) | **137** | 95 | (40) |
| **Reconciliation of profit before tax to operating cash flow** | | | |
| Profit on ordinary activities before tax | **84** | 244 | 469 |
| Profit relating to long term business and SRC | **(45)** | (181) | (308) |
| Long term business profit included in Institutional fund management | **(23)** | (18) | (40) |
| Cash received from long term business | **232** | 275 | 275 |
| Cash received from Institutional fund management | **28** | 24 | 24 |
| Increase in other operating creditors | **25** | 246 | 19 |
| Other items | **47** | (97) | (32) |
| *Net cash inflow from operating activities* | **348** | 493 | 407 |

# Notes to the Financial Statements

## 1. Life and pensions operating profit

| | 30.6.04 £m | 30.6.03 £m | Full year 2003 £m |
|---|---|---|---|
| With-profits business | **33** | 38 | 74 |
| Non profit business | **145** | 136 | 295 |
| UK | **178** | 174 | 369 |
| USA | **26** | 28 | 57 |
| Netherlands | **10** | 9 | 17 |
| France | **1** | 0 | 0 |
| Worldwide | **215** | 211 | 443 |

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS.

## 2. Tax

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly, no additional deferred tax has been provided. The maximum amount of such deferred tax not provided at 30.6.04 was £634m (30.6.03: £676m; 31.12.03: £668m).

## 3. Movement in shareholder retained capital (SRC)

| | 30.6.04 £m | 30.6.03 £m | Full year 2003 £m |
|---|---|---|---|
| Investment income | **34** | 37 | 73 |
| Interest expense and charges | **(1)** | (1) | (2) |
| Realised investment gains/(losses) | **59** | (13) | 20 |
| Unrealised investment (depreciation)/appreciation | **(26)** | 93 | 230 |
| Investment return on SRC | **66** | 116 | 321 |
| Net capital invested in non profit business | **(91)** | (10) | (163) |
| Distribution of operating profit from non profit business | **(145)** | (136) | (295) |
| SRC movement before tax | **(170)** | (30) | (137) |
| SRC at 1 January | **2,212** | 2,259 | 2,259 |
| SRC movement before tax | **(170)** | (30) | (137) |
| Tax | **57** | 15 | 90 |
| | **(113)** | (15) | (47) |
| Change in the net asset values of SRC subsidiaries | **0** | (1) | 0 |
| SRC at end of period | **2,099** | 2,243 | 2,212 |

SRC includes intra-group subordinated debt capital of £602m.

# Independent Review Report to Legal & General Group Plc

### Introduction

We have been instructed by the company to review the financial information, which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 18 prepared on the Achieved Profits basis, and the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 3 prepared on the Modified Statutory Solvency basis (together the "Financial Information"). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the Financial Information.

### Directors' responsibilities

The interim report, including the Financial Information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

### Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the Financial Information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

### Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2004

Note:

(a) The maintenance and integrity of the Legal & General website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

**Shareholders at 30 June 2004**

Categories of ordinary shareholder and ranges of shareholdings at 30 June 2004 were:

| | Shareholders | | Shares | |
|---|---|---|---|---|
| | Number | % | Number | % |
| Category of shareholder | | | | |
| Individuals | 42,072 | 66.8 | 460,283,341 | 7.1 |
| Banks | 14 | 0.0 | 31,046,914 | 0.5 |
| Nominee companies | 18,817 | 29.9 | 5,821,305,849 | 89.5 |
| Insurance companies and pension funds | 36 | 0.1 | 27,304,848 | 0.4 |
| Limited companies | 11 | 0.0 | 23,569,549 | 0.3 |
| Other corporate bodies | 2,024 | 3.2 | 141,506,377 | 2.2 |
| | 62,974 | 100.0 | 6,505,016,878 | 100.0 |

| | Shareholders | | Shares | |
|---|---|---|---|---|
| | Number | % | Number | % |
| Range of holdings | | | | |
| 1 – 20,000 | 54,552 | 86.6 | 277,108,763 | 4.3 |
| 20,001 – 100,000 | 6,546 | 10.4 | 259,835,810 | 4.0 |
| 100,001 – 500,000 | 1,064 | 1.7 | 229,013,388 | 3.5 |
| 500,001 and over | 812 | 1.3 | 5,739,058,917 | 88.2 |
| | 62,974 | 100.0 | 6,505,016,878 | 100.0 |

# Other shareholder information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this Service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log onto www.shareview.co.uk and follow the instructions on screen. You will need your shareholder reference number, shown on your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed interim dividend for 2004, payable on 1 October 2004, is 10 September 2004 and the shares will trade ex-dividend on the London Stock Exchange from 8 September 2004.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares.

Should you wish to participate in the DRIP in respect of the interim dividend to be paid on 1 October 2004, a completed and signed DRIP mandate form should be received by the Registrars no later than 17 September 2004. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2004 Interim Results Presentation: An audio recording of the presentation given to analysts and fund managers by David Prosser, Group Chief Executive; Andrew Palmer, Group Director (Finance); and Robin Phipps, Group Director (UK Operations), and the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneral.com. A full copy of the announcement, sent to the London Stock Exchange on 29 July 2004, can also be viewed on the shareholder site.



Published by Black Sun Plc +44(0)20 7736 0011

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**Legal & General Group Plc**
Temple Court, 11 Queen Victoria Street, London EC4N 4TP
T 020 7528 6200, F 020 7528 6222

Legal & General